SEC Registration Nos.
Nos. 811-03416 and 002-76510

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE
SECURITIES ACT OF 1933

Post-Effective Amendment No. 90            XX

and/or

REGISTRATION STATEMENT UNDER THE
INVESTMENT ACT OF 1940

Amendment No. 90                         XX

The Calvert Fund

(Exact Name of Registrant as Specified in Charter)

4550 Montgomery Avenue
Bethesda, Maryland 20814
(Address of Principal Executive Offices)

Registrant's Telephone Number: (301) 951-4800

William M. Tartikoff
4550 Montgomery Avenue
Bethesda, Maryland 20814
(Name and Address of Agent for Service)

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This post-effective amendment consists of the following:

  N-1A Facing Page
  Part C of the Registration Statement (including signature page)
  Exhibits (as indicated below)

This Post-Effective Amendment is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, solely for the purpose of filing certain executed copies of exhibits to the Registration Statement.

Parts A and B are incorporated by reference to Post-Effective Amendment No. 70 to this Registration Statement, as filed on January 31, 2011.

PART C. OTHER INFORMATION

Item 28. Exhibits

(a)	Declaration of Trust incorporated by reference to Registrant's Post-Effective Amendment No.40, dated January 28, 2000, accession number 0000701039-00-000002.

(b)	By-Laws incorporated by reference to Registrant's Post-Effective Amendment No.40, dated January 28, 2000, accession number 0000701039-00-000002.

(d)

Amended Investment Advisory Agreement incorporated by reference to Registrant's Post-Effective Amendment No.55, dated January 30, 2006, accession number 0000701039-06-000002.  Revised and Restated Schedule A of Investment Advisory Agreement, filed herewith.  Addendum to Investment Advisory Agreement, filed herewith.

(e)	Underwriting (Distribution) Agreement with Schedules I, II and III, filed herewith.

(f)	Deferred Compensation Agreement incorporated by reference to Registrant's Post-Effective Amendment No.40, dated January 28, 2000, accession number 0000701039-00-000002

(g)	Custodial Contract incorporated by reference to Registrant's Post-Effective Amendment No. 41, dated January 29, 2001, accession number 0000701039-01-000002.

(h)(1)	Amended Master Transfer Agency Agreement and Service Agreement incorporated by reference to Registrant's Post-Effective Amendment No.62, dated January 31, 2008, accession number 0000701039-08-000001.

(h)(2)

Servicing Agreement incorporated by reference to Registrant's Post-Effective Amendment No.55, dated January 30, 2006, accession number 0000701039-06-000002. Schedule A to Servicing Agreement incorporated by reference to Registrant's Post-Effective Amendment No.61, dated December 31, 2007, accession number 0000701039-07-000032. Addendum to Schedule A of Servicing Agreement incorporated by reference to Registrant's Post-Effective Amendment No.57, dated July 7, 2006, accession number 0000701039-06-000016. Addendum to Schedule A of Servicing Agreement, incorporated by reference to Registrant's Post-Effective Amendment No.64, dated October 9, 2008, accession number 0000701039-08-000030. Addendum to Schedule A of Servicing Agreement, incorporated by reference to Registrant's Post-Effective Amendment No.66, dated April 1, 2009, accession number 0000701039-09-000007.

(h)(3)

Administrative Services Agreement incorporated by reference to Registrant's Post-Effective Amendment No.55, dated January 30, 2006, accession number 0000701039-06-000002. Revised and restated Schedule A to the Administrative Services Agreement, filed herewith.

(i)	Legal Opinion (not applicable).

(j)	Other Opinions (not applicable).

(k)	Omitted Financial Statements (not applicable).

(l)	Initial Capital Agreements.

(m)(1)

Plan of Distribution for Class A incorporated by reference to Registrant's Post-Effective Amendment No.55, dated January 30, 2006, accession number 0000701039-06-000002. Amended and Restated Schedule for Class A, filed herewith.

(m)(2)

Plan of Distribution for Class B & C incorporated by reference to Registrant's Post-Effective Amendment No.55, dated January 30, 2006, accession number 0000701039-06-000002. Schedule for Class B & C incorporated by reference to Registrant's Post-Effective Amendment No. 55, dated January 30, 2006, accession number 0000701039-06-000002. Addendum to Schedule for Class C, incorporated by reference to Registrant's Post-Effective Amendment No.66, dated April 1, 2009, accession number 0000701039-09-000007.

(n)	Amended and Restated Rule 18f-3 Multiple Class Plan, filed herewith.

(o)	Power of Attorney forms, incorporated by reference to Registrant's Post-Effective Amendment No.70, dated January 31, 2011, accession number 0000701039-11-000005.

(p)	Code of Ethics for CAMCO incorporated by reference to Registrant's Post-Effective Amendment No.62, dated January 31, 2008, accession number 0000701039-08-000001.

Item 29.      Persons Controlled by or Under Common Control With Registrant

                  Not applicable.

Item 30.       Indemnification

Registrant's By-Laws, Item 28(b) of this Registration Statement, provides, in summary, that officers and trustees/directors shall be indemnified by Registrant against liabilities and expenses incurred by such persons in connection with actions, suits, or proceedings arising out of their offices or duties of employment, except that no indemnification can be made to such a person if he has been adjudged liable of willful misfeasance, bad faith, gross negligence, or reckless disregard of his duties. In the absence of such an adjudication, the determination of eligibility for indemnification shall be made by independent counsel in a written opinion or by the vote of a majority of a quorum of trustees/directors who are neither "interested persons" of Registrant, as that term is defined in Section 2(a)(19) of the Investment Company Act of 1940, nor parties to the proceeding.

Registrant may purchase and maintain liability insurance on behalf of any officer, trustee, director, employee or agent against any liabilities arising from such status. In this regard, Registrant will maintain a Trustees/Directors & Officers (Partners) Liability Insurance Policy with Chubb Group of Insurance Companies, 15 Mountain View Road, Warren, New Jersey 07061, providing Registrant with $10 million in trustees/directors and officers liability coverage, plus $5 million in excess trustees/directors and officers liability coverage for the independent trustees/directors only. Registrant also maintains a $13 million Investment Company Blanket Bond issued by ICI Mutual Insurance Company, P.O. Box 730, Burlington, Vermont, 05402. The Fund maintains joint coverage with the other Calvert Funds, and for the liability coverage, with the Advisor and its affiliated companies ("Calvert operating companies.") The premium and the coverage are allocated based on a method approved by the disinterested Fund trustees/directors.

Item 31. Business and Other Connections of Investment Advisor

Name	Name of Company, Principal Business and Address	Capacity
Barbara Krumsiek

First Variable Rate Fund for
Government Income
Calvert Tax-Free Reserves
Calvert Social Investment Fund
Calvert Cash Reserves
The Calvert Fund
Calvert Social Index Series, Inc.
Calvert Impact Fund, Inc.
Calvert Variable Series, Inc.
Calvert World Values Fund, Inc.
Calvert SAGE Fund
Calvert Variable Products, Inc.
  Investment Companies
4550 Montgomery Avenue
Bethesda, Maryland 20814

Officer, Trustee/ Director

	Calvert Investment Management, Inc. Investment Advisor 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer and Director

	Calvert Investments, Inc. Holding Company 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer and Director

	Calvert Investment Services, Inc. Shareholder Servicing Agent 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer and Director

	Calvert Investment Administrative Services, Inc. Service Company 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer and Director

	Calvert Investment Distributors, Inc. Broker-Dealer 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer and Director

Ronald M. Wolfsheimer

First Variable Rate Fund for
Government Income
Calvert Tax-Free Reserves
Calvert Social Investment Fund
Calvert Cash Reserves
The Calvert Fund
Calvert Social Index Series, Inc.
Calvert Impact Fund, Inc.
Calvert Variable Series, Inc.
Calvert World Values Fund, Inc.
Calvert SAGE Fund
Calvert Variable Products, Inc.
  Investment Companies
4550 Montgomery Avenue
Bethesda, Maryland 20814

Officer

	Calvert Investment Management, Inc. Investment Advisor 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

	Calvert Investments, Inc. Holding Company 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

	Calvert Investment Services, Inc. Shareholder Servicing Agent 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

	Calvert Investment Administrative Services, Inc. Service Company 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer and Director

	Calvert Investment Distributors, Inc. Broker-Dealer 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer and Director

William M. Tartikoff

First Variable Rate Fund for
Government Income
Calvert Tax-Free Reserves
Calvert Social Investment Fund
Calvert Cash Reserves
The Calvert Fund
Calvert Social Index Series, Inc.
Calvert Impact Fund, Inc.
Calvert Variable Series, Inc.
Calvert World Values Fund, Inc.
Calvert SAGE Fund
Calvert Variable Products, Inc.
  Investment Companies
4550 Montgomery Avenue
Bethesda, Maryland 20814

Officer

	Calvert Investments, Inc. Holding Company 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

	Calvert Investment Administrative Services, Inc. Service Company 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

	Calvert Investment Management, Inc. Investment Advisor 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

	Calvert Investment Services, Inc. Shareholder Servicing Agent 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

	Calvert Investment Distributors, Inc. Broker-Dealer 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

Susan Walker Bender
	Calvert Investments, Inc. Holding Company 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

	Calvert Investment Administrative Services, Inc. Service Company 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

	Calvert Investment Management, Inc. Investment Advisor 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

	Calvert Investment Services, Inc. Shareholder Servicing Agent 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

	Calvert Investment Distributors, Inc. Broker-Dealer 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

First Variable Rate Fund for
Government Income
Calvert Tax-Free Reserves
Calvert Social Investment Fund
Calvert Cash Reserves
The Calvert Fund
Calvert Social Index Series, Inc.
Calvert Impact Fund, Inc.
Calvert Variable Series, Inc.
Calvert World Values Fund, Inc.
Calvert SAGE Fund
Calvert Variable Products, Inc.
  Investment Companies
4550 Montgomery Avenue
Bethesda, Maryland 20814

Officer

Ivy Wafford Duke
	Calvert Investments, Inc. Holding Company 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

	Calvert Investment Administrative Services, Inc. Service Company 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

	Calvert Investment Management, Inc. Investment Advisor 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

	Calvert Investment Services, Inc. Shareholder Servicing Agent 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

	Calvert Investment Distributors, Inc. Broker-Dealer 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

First Variable Rate Fund for
Government Income
Calvert Tax-Free Reserves
Calvert Social Investment Fund
Calvert Cash Reserves
The Calvert Fund
Calvert Social Index Series, Inc.
Calvert Impact Fund, Inc.
Calvert Variable Series, Inc.
Calvert World Values Fund, Inc.
Calvert SAGE Fund
Calvert Variable Products, Inc.
  Investment Companies
4550 Montgomery Avenue
Bethesda, Maryland 20814

Officer

Lancelot King
	Calvert Investments, Inc. Holding Company 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

	Calvert Investment Administrative Services, Inc. Service Company 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

	Calvert Investment Management, Inc. Investment Advisor 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

	Calvert Investment Services, Inc. Shareholder Servicing Agent 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

	Calvert Investment Distributors, Inc. Broker-Dealer 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

First Variable Rate Fund for
Government Income
Calvert Tax-Free Reserves
Calvert Social Investment Fund
Calvert Cash Reserves
The Calvert Fund
Calvert Social Index Series, Inc.
Calvert Impact Fund, Inc.
Calvert Variable Series, Inc.
Calvert World Values Fund, Inc.
Calvert SAGE Fund
Calvert Variable Products, Inc.
  Investment Companies
4550 Montgomery Avenue
Bethesda, Maryland 20814

Officer

Jane Maxwell
	Calvert Investments, Inc. Holding Company 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

	Calvert Investment Administrative Services, Inc. Service Company 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

	Calvert Investment Management, Inc. Investment Advisor 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

	Calvert Investment Services, Inc. Shareholder Servicing Agent 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

	Calvert Investment Distributors, Inc. Broker-Dealer 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

First Variable Rate Fund for
Government Income
Calvert Tax-Free Reserves
Calvert Social Investment Fund
Calvert Cash Reserves
The Calvert Fund
Calvert Social Index Series, Inc.
Calvert Impact Fund, Inc.
Calvert Variable Series, Inc.
Calvert World Values Fund, Inc.
Calvert SAGE Fund
Calvert Variable Products, Inc.
  Investment Companies
4550 Montgomery Avenue
Bethesda, Maryland 20814

Officer

Andrew Niebler
	Calvert Investments, Inc. Holding Company 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

	Calvert Investment Administrative Services, Inc. Service Company 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

	Calvert Investment Management, Inc. Investment Advisor 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

	Calvert Investment Services, Inc. Shareholder Servicing Agent 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

	Calvert Investment Distributors, Inc. Broker-Dealer 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

First Variable Rate Fund for
Government Income
Calvert Tax-Free Reserves
Calvert Social Investment Fund
Calvert Cash Reserves
The Calvert Fund
Calvert Social Index Series, Inc.
Calvert Impact Fund, Inc.
Calvert Variable Series, Inc.
Calvert World Values Fund, Inc.
Calvert SAGE Fund
Calvert Variable Products, Inc.
  Investment Companies
4550 Montgomery Avenue
Bethesda, Maryland 20814

Officer

Augusto Macedo
	Calvert Investments, Inc. Holding Company 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

	Calvert Investment Administrative Services, Inc. Service Company 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

	Calvert Investment Management, Inc. Investment Advisor 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

	Calvert Investment Services, Inc. Shareholder Servicing Agent 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

	Calvert Investment Distributors, Inc. Broker-Dealer 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

First Variable Rate Fund for
Government Income
Calvert Tax-Free Reserves
Calvert Social Investment Fund
Calvert Cash Reserves
The Calvert Fund
Calvert Social Index Series, Inc.
Calvert Impact Fund, Inc.
Calvert Variable Series, Inc.
Calvert World Values Fund, Inc.
Calvert SAGE Fund
Calvert Variable Products, Inc.
  Investment Companies
4550 Montgomery Avenue
Bethesda, Maryland 20814

Officer

Catherine Roy
	Calvert Investment Management, Inc. Investment Advisor 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer and Director

First Variable Rate Fund for
Government Income
Calvert Tax-Free Reserves
Calvert Social Investment Fund
Calvert Cash Reserves
The Calvert Fund
Calvert Social Index Series, Inc.
Calvert Impact Fund, Inc.
Calvert Variable Series, Inc.
Calvert World Values Fund, Inc.
Calvert SAGE Fund
Calvert Variable Products, Inc.
  Investment Companies
4550 Montgomery Avenue
Bethesda, Maryland 20814

Officer

Bennett Freeman
	Calvert Investments, Inc. Holding Company 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

	Calvert Investment Management, Inc. Investment Advisor 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

Alya Kayal
	Calvert Investment Management, Inc. Investment Advisor 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

Hui Ping Ho

First Variable Rate Fund for
Government Income
Calvert Tax-Free Reserves
Calvert Social Investment Fund
Calvert Cash Reserves
The Calvert Fund
Calvert Social Index Series, Inc.
Calvert Impact Fund, Inc.
Calvert Variable Series, Inc.
Calvert World Values Fund, Inc.
Calvert SAGE Fund
Calvert Variable Products, Inc.
  Investment Companies
4550 Montgomery Avenue
Bethesda, Maryland 20814

Officer

Patrick Faul
	Calvert Investment Management, Inc. Investment Advisor 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

Natalie Trunow	Calvert Investment Management, Inc. Investment Advisor 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer and Director

First Variable Rate Fund for
Government Income
Calvert Tax-Free Reserves
Calvert Social Investment Fund
Calvert Cash Reserves
The Calvert Fund
Calvert Social Index Series, Inc.
Calvert Impact Fund, Inc.
Calvert Variable Series, Inc.
Calvert World Values Fund, Inc.
Calvert SAGE Fund
Calvert Variable Products, Inc.
  Investment Companies
4550 Montgomery Avenue
Bethesda, Maryland 20814

Officer

James McGlynn
	Calvert Investment Management, Inc. Investment Advisor 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

John Nichols
	Calvert Investment Management, Inc. Investment Advisor 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

Gregory Habeeb
	Calvert Investment Management, Inc. Investment Advisor 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

First Variable Rate Fund for
Government Income
Calvert Tax-Free Reserves
Calvert Social Investment Fund
Calvert Cash Reserves
The Calvert Fund
Calvert Variable Series, Inc.
Calvert SAGE Fund
Calvert Variable Products, Inc.
  Investment Companies
4550 Montgomery Avenue
Bethesda, Maryland 20814

Officer

Michael Abramo	Calvert Investment Management, Inc. Investment Advisor 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

Matthew Duch	Calvert Investment Management, Inc. Investment Advisor 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

Thomas Dailey
	Calvert Investment Management, Inc. Investment Advisor 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

First Variable Rate Fund for
Government Income
Calvert Tax-Free Reserves
Calvert Social Investment Fund
Calvert Cash Reserves
The Calvert Fund
Calvert Variable Series, Inc.
Calvert Variable Products, Inc.
  Investment Companies
4550 Montgomery Avenue
Bethesda, Maryland 20814

Officer

Robert Enderson
	Calvert Investments, Inc. Holding Company 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

	Calvert Investment Administrative Services, Inc. Service Company 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

	Calvert Investment Management, Inc. Investment Advisor 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

	Calvert Investment Services, Inc. Shareholder Servicing Agent 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

	Calvert Investment Distributors, Inc. Broker-Dealer 4550 Montgomery Avenue Bethesda, Maryland 20814	Officer

Item 32. Principal Underwriters

         (a)     Registrant's principal underwriter underwrites shares of the following investment companies other than Registrant:

First Variable Rate Fund for Government Income
Calvert Tax-Free Reserves
Calvert Social Investment Fund
Calvert Cash Reserves
Calvert World Values Fund, Inc.
Calvert Social Index Series, Inc.
Calvert Variable Series, Inc.
Calvert Impact Fund, Inc.
Calvert SAGE Fund
Calvert Variable Products, Inc.

         (b)     Positions of Underwriter's Officers and Directors

Name and Principal Business Address*	Position(s) and Offices with Underwriter	Position(s) and Offices with Registrant
Barbara J. Krumsiek	Director and Chief Executive Officer	Trustee and President
Ronald M. Wolfsheimer	Director, Senior Vice President and Chief Financial and Administrative Officer	Treasurer
Craig Cloyed	Director and President	None
William M. Tartikoff	Senior Vice President and Secretary	Vice President and Secretary
Reginald Stanley	Senior Vice President	None
Alison Smith	Vice President	None
Stan Young	Vice President	None
David Leach	Vice President	None
Robert Enderson	Vice President	None
Christine Teske	Senior Institutional Vice President	None
David Rieben	Vice President	None
Jackie Zelenko	Vice President	None
Matthew Alsted	Vice President	None
Geoffrey Ashton	Senior Regional Vice President	None
Timothy O'Leary	Regional Vice President	None
Bill Hairgrove	Regional Vice President	None
Michael Haire	Regional Vice President	None
Todd Dahlstrom	Regional Vice President	None
Anthony Eames	Senior Regional Vice President	None
Steve Himber	Senior Institutional Vice President	None
Dave Mazza	Vice President, Institutional Sales	None
Ben Ogbogu	Regional Vice President	None
Jeanine L. Perkins	Regional Vice President	None
Steve Yoon	Regional Vice President	None
David McClellan	Regional Vice President	None
Rachael DeCosta-Martin	Regional Vice President	None
Scott Metz	Regional Vice President	None
Pamela Rivers	Regional Vice President	None
Paul Hilton	Vice President	None
Susan Walker Bender	Assistant Secretary and Assistant Vice President	Assistant Secretary and Assistant Vice President
Ivy Wafford Duke	Assistant Secretary and Assistant Vice President	Assistant Secretary and Assistant Vice President
Lancelot King	Assistant Secretary and Assistant Vice President	Assistant Secretary and Assistant Vice President
Jane Maxwell	Assistant Secretary and Assistant Vice President	Assistant Secretary and Assistant Vice President
Andrew Niebler	Assistant Secretary and Assistant Vice President	Assistant Secretary and Assistant Vice President
Augusto Macedo	Assistant Secretary and Assistant Vice President	Assistant Secretary and Assistant Vice President
Edith Lillie	Assistant Secretary	Assistant Secretary
Hui Ping Ho	Assistant Treasurer	Assistant Treasurer

* 4550 Montgomery Avenue Bethesda, Maryland 20814

         (c)      Inapplicable.

Item 33. Location of Accounts and Records

         Ronald M. Wolfsheimer, Treasurer
         and
         William M. Tartikoff, Secretary
         The Calvert Fund
         4550 Montgomery Avenue, Suite 1000N
         Bethesda, Maryland 20814

Item 34. Management Services

         Not Applicable

Item 35. Undertakings

         Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized, in the City of Bethesda, and State of Maryland on the 19th day of May 2011.

THE CALVERT FUND

By:
_____________**_____________
Barbara Krumsiek
President and Trustee

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on the 19th day of May 2011 by the following persons in the capacities indicated.

Signature	Title

__________**____________ Barbara J. Krumsiek	President and Trustee (Principal Executive Officer)

__________**____________ Ronald M. Wolfsheimer	Treasurer (Principal Accounting Officer)

__________**____________ Richard L. Baird, Jr.	Trustee

__________**____________ Douglas E. Feldman	Trustee

__________**____________ John G. Guffey, Jr.	Trustee

__________**____________ M. Charito Kruvant	Trustee

__________**____________ D. Wayne Silby	Trustee

**By: /s/ Lancelot A. King
                Lancelot A. King

Executed by Lancelot A. King, Attorney-in-fact on behalf of those indicated, pursuant to Powers of Attorney forms, incorporated by reference to Registrant's Post-Effective Amendment No.70, dated January 31, 2011, accession number 0000701039-11-000005.

The Calvert Fund
Post-Effective Amendment No. 90
Registration No. 002-76510
EXHIBIT INDEX

Exhibit No.	Description
28(d)(1)	Revised and Restated Schedule A of Investment Advisory Agreement Addendum to Investment Advisory Agreement
28(e)	Underwriting (Distribution) Agreement with Schedules I, II and III
28(h)(3)	Revised and restated Schedule A to the Administrative Services Agreement
28(m)(1)	Amended and Restated Schedule for Class A
28(n)	Amended and Restated Rule 18f-3 Multiple Class Plan